Exhibit 1.02

FIRST DATA CORPORATION

CONFLICT MINERALS REPORT

FOR THE YEAR 2013

COMPANY OVERVIEW

First Data Corporation (“First Data” or “the Company”) is a provider of electronic commerce and payment solutions for merchants, financial institutions and card issuers globally.  First Data does not purchase raw ore or unrefined cassiterite (tin), columbite-tanlite (tantalum), gold, wolframite (tungsten), or their derivatives (“Conflict Minerals” as defined under Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act). However, First Data determined that it does contract to manufacture point of sale devices and embosses cards that were likely to contain Conflict Minerals.

REASONABLE COUNTRY OF ORIGIN INQUIRY

First Data conducted a reasonable country of origin inquiry (RCOI) to determine which of the above First Data products contain Conflict Minerals and whether such Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country.  First Data contacted each of its direct suppliers and asked them to provide information on (1) the Conflict Minerals contained in the products and (2) the source of the Conflict Minerals, including smelter/refinery information and location of mines.  Each supplier was asked to complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template.  First Data was able to obtain responses from most of the suppliers.  Based on those responses, First Data determined that Conflict Minerals present in some point of sale devices it contracts to manufacture and payment cards it embossed in 2013 (the “Products”) may have originated in the Democratic Republic of the Congo or an adjoining country and were not from scrap or recycled sources.  Therefore, in accordance with Rule 13p-1 under the Securities Exchange Act, First Data proceeded to engage in due diligence regarding the sources and chain of custody of its Conflict Minerals.

DUE DILIGENCE

First Data designed its due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework.

The First Data due diligence exercise included:

1.  Submitting the EICC - GeSI Conflict Minerals Reporting Template to each direct supplier of identified products potentially containing Conflict Minerals.  That template provided a standardized method for First Data use in the collection of representations, statements and data from First Data suppliers relative to the presence, use, source and chain of custody of conflict minerals in the Products.

2. Submitting the EICC-GeSI’s Smelter Reference List, which is a compilation of names and locations of known smelters and refiners, to each supplier for the Products potentially containing Conflict Minerals.

3. Comparing smelters identified in the reporting templates against the list of smelter facilities which have been identified as “conflict free” by the EICC-GeSI Conflict Free Sourcing (CFS) program.  The CFS program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

DUE DILIGENCE - RESULTS

Most, but not all, of the smelters identified were on the CFS list.  Given the fact that not all smelters identified were on the CFS list and the number of supplier responses that were determined to be uncertain or unknown relative to the question of sourcing of raw materials, First Data does not currently have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or identify the facilities used to process those conflict minerals.  As such, First Data due diligence in 2013 found that First Data products containing or utilizing Conflict Minerals are DRC conflict undeterminable.

RISK MITIGATION - IMPROVEMENT PROGRAM

The steps that First Data will take in reporting year 2014 to mitigate the risk that First Data Conflict Minerals benefit or finance armed groups are as follows:

1. First Data will continue to work with suppliers who failed to provide sufficient information in an effort to obtain complete and accurate information in 2014.

2. First Data will again request information and supporting data from each direct supplier of identified products that are subject to 2014 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine.

3. First Data will work with any supplier found to be supplying Conflict Minerals from sources that cannot be demonstrated to be “DRC conflict free” to establish an alternative source of Conflict Minerals that is demonstrably “DRC conflict free”.

4. First Data will add a Conflict Minerals clause to its agreement templates for incorporation in new agreements.  Current First Data agreements will be reviewed and we will ask that a Conflict Minerals clause be added as required.